Filed by Roth CH Acquisition V Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition V Co.

Commission File No.: 001-41105

LiveOne’s Slacker and Roth CH Acquisition V Co. Announce Letter of Intent to Merge

-          Deal Is Expected to Value Slacker at $160 Million Pre-Money

-          Slacker Surges to Over 3 Million Members Adding Over 225K Since January 1, 2023*

-          Byron Roth Expected to Remain on the Post-Merger Company's Board of Directors

LOS ANGELES, CA - (April 28, 2023) - LiveOne (Nasdaq: LVO), an award-winning, creator-first music, entertainment, and technology platform, and Roth CH Acquisition V Co. (Nasdaq: ROCL; ROCLU; ROCLW), a special purpose acquisition company, announced today that they have entered into a letter of intent to merge LiveOne’s wholly-owned subsidiary, Slacker, Inc., with Roth CH Acquisition V Co. at a pre money valuation of $160 million, subject to completion of diligence and definitive documentation.

After the contemplated merger, LiveOne is expected to own the substantial majority of post-merger company and it is expected that Slacker will continue its existing business relationship with LiveOne and LiveOne’s PodcastOne in the creation and distribution of award-winning content. The parties currently anticipate being in a position to close the proposed merger in the fourth calendar quarter of 2023, subject to various conditions and approvals and completion of diligence and definitive documentation.

Slacker Radio is a membership music streaming service that was launched in 2007 and is known for its personalized radio stations, expertly crafted by music experts and DJs, as well as its large music library which includes millions of songs across all genres. It also includes podcasts from PodcastOne, livestreamed video and on-demand programming, and livestreamed festivals, concerts, and pay-per-view (“PPV”) events. Slacker currently has a paid and free ad-supported membership base of more than 3 million*.

Roth CH Acquisition V Co. is led by executives and affiliates of Roth Capital Partners and Craig-Hallum Capital Group, two leading small-cap growth investment banks. Subsequent to the closing of the proposed merger, Byron Roth, Co-Chairman and Co-CEO of Roth CH Acquisition V Co., currently plans to remain a member of the post-merger company’s board of directors.

Robert Ellin, Chairman and CEO of LiveOne and CEO of Slacker, commented, “We believe this combination will represent an exciting opportunity for Slacker to scale more rapidly its fast-growing music subscription service both geographically and through additional B-to-B white label agreements, particularly with automotive OEMs.”

Byron Roth stated, “We are enthused to enter into this agreement with Slacker and look forward to working with LiveOne to complete this merger. We believe the size and growth of the streaming music business makes this a compelling deal for our shareholders.”

The LOI is non-binding and the contemplated merger is subject to execution of definitive documentation, regulatory approval, approval of Roth CH Acquisition V Co.’s shareholders to extend the time for the company to consummate a business combination, approval of Roth CH Acquisition V Co.’s shareholders of the proposed merger with Slacker, and a minimum cash proceeds to be raised and/or retained by Roth CH Acquisition V Co. in connection with the closing of the proposed merger. There can be no assurance that LiveOne’s and Roth CH Acquisition V Co.’s efforts will result in the consummation of the proposed merger.

About LiveOne, Inc.

Headquartered in Los Angeles, California, LiveOne, Inc. (NASDAQ: LVO) (the "Company") is an award-winning, creator-first, music, entertainment and technology platform focused on delivering premium experiences and content worldwide through memberships and live and virtual events. The Company's wholly-owned subsidiaries include Slacker Radio, a membership music streaming service, and PodcastOne, which generates more than 2.3 billion downloads per year, 350+ hours distributed weekly, and 14M+ monthly unique listeners. Nearly all new Tesla EVs sold in the U.S. come with a paid membership to LiveOne’s Slacker Radio (that now includes PodcastOne) which is paid by Tesla. As of April 11, 2023, the Company has accrued a paid and free ad-supported membership base of more than 3 million*. The Company was awarded Best Live Moment by Digiday for its “Social Gloves” PPV Event, and has been a finalist for 8 more awards, including Best Live Event, Best Virtual Event, Best Overall Social Media Excellence, and Best Original Programming from Cynopsis and Digiday. As of February 9, 2023, the Company has streamed over 2,900 artists, has a library of 30 million songs, 600 curated radio stations, over 300 podcasts/vodcasts, hundreds of pay-per-views, personalized merchandise, released music-related NFTs, and created a valuable connection between fans, brands, and bands. The Company's other wholly-owned subsidiaries include PPVOne, Gramophone Media, Palm Beach Records, Custom Personalization Solutions, and LiveXLive, and the Company’s other majority-owned subsidiaries are Drumify and Splitmind. LiveOne is available on iOS, Android, Roku, Apple TV, Amazon Fire, and through OTT, STIRR, and XUMO. For more information, visit liveone.com and follow us on Facebook, Instagram, TikTok, and Twitter at @liveone.

About Roth CH Acquisition V Co.

Roth CH Acquisition V Co. (Nasdaq: ROCL; ROCLU; ROCLW), is a special purpose acquisition company (SPAC) that was formed by Roth Capital Partners and Craig-Hallum Capital Group for the purpose of acquiring or merging with another company. The company went public in December 2021, raising $115 million in its initial public offering (IPO).

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are "forward-looking statements," which may often, but not always, be identified by the use of such words as "may," "might," "will," "will likely result," "would," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or the negative of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including: the Company's reliance on one key customer for a substantial percentage of its revenue; the Company's ability to consummate any proposed financing, acquisition, spin-out, special dividend, merger, distribution or transaction, including the proposed special dividend and spin-out of PodcastOne and the Company’s pay-per-view business and the proposed merger of Slacker with Roth CH Acquisition V Co., the timing of the consummation of any such proposed event, including the risks that a condition to the consummation of any such event would not be satisfied within the expected timeframe or at all, or that the consummation of any proposed financing, acquisition, spin-out, merger, special dividend, distribution or transaction will not occur or whether any such event will enhance shareholder value; PodcastOne's or Slacker’s ability to list on a national exchange; the Company's ability to continue as a going concern; the Company's ability to attract, maintain and increase the number of its users and paid members; the Company identifying, acquiring, securing and developing content; the Company's intent to repurchase shares of its common stock from time to time under its announced stock repurchase program and the timing, price, and quantity of repurchases, if any, under the program; the Company's ability to maintain compliance with certain financial and other covenants; the Company successfully implementing its growth strategy, including relating to its technology platforms and applications; management's relationships with industry stakeholders; the effects of the global Covid-19 pandemic; uncertain and unfavorable outcomes in legal proceedings; changes in economic conditions; competition; risks and uncertainties applicable to the businesses of the Company's subsidiaries; and other risks, uncertainties and factors including, but not limited to, those described in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the U.S. Securities and Exchange Commission (the "SEC") on June 29, 2022, Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022, filed with the SEC on February 14, 2023, and in the Company's other filings and submissions with the SEC. These forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update these statements, except as may be required by law. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

In connection with the transaction described herein, ROCL is expected to file relevant materials with the SEC, including a Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card will be mailed to ROCL’s shareholders as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. Shareholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from ROCL. The Registration Statement on Form S-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to ROCL at 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660.

INVESTORS AND SECURITY HOLDERS OF ROCL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT ROCL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCL, SLACKER AND THE TRANSACTION.

Participants in the Solicitation

ROCL, LiveOne and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination described herein under the rules of the SEC. Information about such persons and a description of their interests will be contained in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication does not constitute a proxy statement or solicitation of a proxy, consent, vote or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange any securities, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

* Included in the total number of paid members for the reported periods are certain members which are the subject of a contractual dispute. LiveOne is currently not recognizing revenue related to these members.

LiveOne IR Contact:
Kirin Smith

PCG Advisory

(646) 823-8656
ksmith@pcgadvisory.com

LiveOne Press Contact:
LiveOne
press@liveone.com

ROCLs Contact:

John Lipman

RothCH@roth.com